Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
J. Alexander’s Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-40556, 333-49393, 333-124097, 33-77476, 2-78139 and 333-143062) on Form S-8 of J. Alexander’s Corporation of our report dated April 2, 2012, with respect to the consolidated balance sheets of J. Alexander’s Corporation and subsidiaries as of January 1, 2012 and January 2, 2011, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three fiscal years ended January 1, 2012, which report appears in the January 1, 2012 annual report on Form 10-K of J. Alexander’s Corporation.

/s/ KPMG LLP

Nashville, Tennessee
April 2, 2012